SAPIENS

Investor Briefing
Tel Aviv, March 2013

Roni Al-Dor, CEO

Safe Harbor Statement

Certain statements made in this presentation may be forward-looking in nature (within the meaning of the "safe harbor" provisions of the US Private Securities Litigation Reform Act of 1995). These statements are based on the current expectations or beliefs of the company's management and are subject to various known and unknown risks that could cause actual results to differ materially from those described in the forward-looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies, increasing competition, our ability to integrate companies and businesses acquired by the us and certain other risk factors, including those that are set forth from time to time in the Company's filings with the United States Securities Exchange Commission, which may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance and achievements implied by such forward-looking statements.

Sapiens - Corporate ID

Provide **core software solutions** to the **Insurance industry,** launching into **Financial Services** sector

Domain Expertise: **Regulated** business environment with sophisticated customer-specific **business logic**

Established in 1982, Publicly traded **NASDAQ, TASE**

2012 Actual Revenue $114M
2013 Revenue Guidance $135M

The Market

The Insurance Industry

- **Big Market** – $4,200,000,000,000
  gross written premium (GWP)
- **Potential** – > 11,000
  insurance companies globally
- **Investment in external IT** – $51.4B

Insurance is Everywhere

Property, Casualty, Reinsurance


Liability


wealth


Catastrophes


BRUCE SPRINGSTEEN
ROCKIN'
Voice


Motor


Pet


Marine


Excess


Property

Life, Annuity, Retirement


Annuities


Retirement




Life


Pension


Medical

Struggle with Heavy Regulations



Federal & State	EU compliance	SOX	Transparency	Solvency II

But still based on **Legacy** systems





Need to Move to New Generation

- Functional-rich solutions
- On Web-based modern platform
- With multi country/ language/ regulation capabilities


SAPIENS
Welcome
Please choose a package
Single Trip Travel Insurance
Get a Quote
Backpacker Travel Insurance
Get a Quote
Ski Insurance
Get a Quote

SAPIENS

Market Transformation in the Next Decade

Trends:
- **In-House to External Vendors**
- **Legacy to New Technology**


Hardware,
$23.4
External
Software,
$17.4
$51.4B
Internal,
$57.4
External
Services,
$34.0
Legacy
New

Global IT Spend by Segment

Source: CELENT, IT Spending in Insurance, A Global Perspective (March 2012) and Sapiens estimates

Over 50% of insurers are making significant inroads into their Core System Replacement

Source: Celent, Tracking the Progress in Global Insurance, January 2013

Market Transformation in the next Decade

ERP → ORACLE, SAP, Microsoft

Banking → TEMENOS, i-flex, fiserv.

Insurance → .... SAPIENS

Sapiens Today

Key Core Functions in Insurance

POLICY

Build, Sell and manage Policies



BILLING

Collect Premiums

CLAIMS & BENEFITS

Pay Policy Claims & Retirement Benefits

One-Stop Shop for All Insurance Software Business



Focusing on Core System solutions
Life, Annuity, Retirement
Property, Casualty, Reinsurance
Group
Individual
Worksite
Personal
Commercial
Specialty
Policy
Billing
Claims
MODERN TECHNOLOGY - SOA Infrastructure Based on JAVA and C++
General Ledger
CRM
BI
Fraud Detection
Archiving
Document Management
Imaging

Revenue Breakdown – 2012



APAC
11%
NA
31%
Israel
20%
UK
23%
Europe
15%

By Territories



Technology
20%
P&C and
Reinsurance
29%
DECISION 2%
Life&Annuities
49%

By Products

SAPIENS

Sapiens Portfolio Evolution



Insurance solutions
Technology Tools
1982
2001
2005
2010
Business Logic management

SAPIENS

DECISION: What does it mean?


Regulator
Business User
Customer




Vendors
CRM
Partners
IT

- Ambiguous interpretation of business logic leads to risk and execution failure
- Sapiens DECISION product provides clarity, transparency so everybody sees the same thing

Sapiens Portfolio

L&P

- **ALIS – full suite, rapid growth**
  - Insight L&P –Best field-proven solution for Israeli market
  - Insight for Closed Books- Run off market

P&C & RI

- **IDIT – Full suite for Europe and APAC, rapid growth**
- **Reinsurance** –Top ranked
- RapidSure – Policy Admin for NA

Technology

- **Decision – Business logic management, for Financial Institutions, rapid growth**
- eMerge - Recurring revenues, point solution

Sapiens Global Customer-Base

MultiNationals

- EULER HERMES
- achmea
- MMA
- direct asia .com



North America

- COUNTRY FINANCIAL
- Principal Financial Group
- RIVERSTONE
- FriendsLife
- FARM BUREAU Texas
- CFG
- Trustmark Banking and Financial Solutions
- OneBeacon INSURANCE
- MAX
- TOKIO MARINE
- GREAT AMERICAN FINANCIAL RESOURCES
- consecta
- OCCIDENTAL
- MUTUAL TRUST FINANCIAL GROUP
- PHILADELPHIA INSURANCE COMPANIES

UK

- LV=
- AEGON
- SCOTTISH PROVIDENT
- SCOTTISH WIDOWS
- unum
- BARCLAYS
- Swiss Life
- Royal Liver Assurance
- Guardian Financial Services
- bright grey a division of Royal London
- Exeter Friendly Society
- MDIS

Europe

- CNP
- AVIVA
- delta lloyd LIFE
- ORANTA INSURANCE
- ING
- KBC
- INTERAMERICAN Bulgaria
- IAK
- ANADOLU SIGORTA
- polis direct
- GDI
- LINK4
- vanbreda INTERNATIONAL
- EONIKH

APAC

- RAC
- PREVOIR
- L&T Insurance
- TAL
- Groupama
- VISION SUPER
- santam

Israel

- MENORA MIVTACHIM
- CLALINSURANCE
- Direct Insurance Financial Investments Ltd.

We are a global company



NA
100
UK & EU
160
Israel
550
APAC
40
Employees
R&D Center

Over 800+ insurance and technology experts globally

Competitive Landscape – Property & Casualty

"The most important success factor of Sapiens IDIT Software Suite is the comprehensiveness of the solution. Sapiens IDIT's robust technology enables us an easy opening up of any distribution channel for selling our insurance products."
Ruud Gruson,
Program Manager
Achmea B.V International

achmea

SAPIENS
IDIT

XCELENT Technology 2011

Sapiens IDIT is an excellent option for all insurers wanting to adopt proven modern technologies.

Celent March 2012

CELENT


Accenture
Comarch
Fadata
MI
IDIT
CCS
RDT
Quinity
CSC
eBao Tech
Wyde
SAP
TIA
MSG
TCS
Duck Creek
Prima
SSP
Unirisx
IT Freedom
Advanced Technology

(Europe)

Competitive Landscape – Life & Annuities

"The ALIS team took our most complex product – preferred universal life – and put it on the ALIS system in just two weeks. We couldn't have been more impressed."

Peggy Rubin,
Chief Operation Officer,
CFG

COLUMBIAN FINANCIAL GROUP

Sapiens ALIS is a market leader and should be **considered for most short-lists.**
Ovum Jan, 2013

SAPIENS ALIS

XCELENT **Functionality 2011**



MajescoMastek
Accenture
Oracle
Wyde
CSC wmA
Mgt Data
InsPro
McCamish
SunGard
ALIS
CSC CyberLife
HP Ingenium
EXL Service
Rudd & Wisdom
StoneRiver
Advanced Technology
Breadth of Functionality

(NA)

Growth Strategy

SAPIENS

Business Model Focused on Growth

Growth

Organic

- Global Insurance Industry
  - Win new customers
  - Expand with existing customers
- Innovative product for business decision management

Acquisitions

- Expand reach and capabilities across existing geographies
- Innovative complementary solutions

Organic Growth

Insurance: New and Existing Clients

New Customers

- Capitalize on our North America leadership in the Life & Annuity domain
  - **Winning 5 major customers in NA in the last 18 months**
- Continue growth trend of the General Insurance and P&C
  - **Winning 9 major customers globally in the last 24 months**

Existing Customers

Additional Products	Additional Business	Going Multinational
Claims & Reinsurance	Life & Annuity	20+ countries
+	+	↑
Billing	P&C	2-3 countries
+	+	↑
Policy	Reinsurance	One country

- Leverage our sound global presence on the ground – “close to customer”

SAPIENS

Organic Growth

DECISION: Business Logic is an Asset

Target Vertical Markets

Banking (Current Vertical)

Insurance (next vertical)

Mortgage | Retail | Investment | Life & Annuity | P&C

DECISION

- Customers and opportunities at **top financial institutions**
- Driven by the need for **risk control** and **tight regulatory compliance** with policy and regulations

Growth Engines – Challenges & Strategy

	Our Challenges	Our Strategy
Life, Annuity, Retirement	Over-Demand for our Offering	• Invest in productization • Strengthen delivery capabilities • Develop Partner Relationships
P&C and Reinsurance	High Growth maturing & competitive market (e.g. Guidewire)	• Establish Channel Strategy • Up-sell in existing geographies
DECISION	New Market, Sapiens is a Pioneer	• Invest in sales & marketing • Expand to insurance vertical

Business Highlights

Market

- Old legacy Insurance Technology going through transformation in the next decade
- Emerging opportunity for business decision software solutions across the Financial Services sector

Sapiens

End-to-end software suites across all the insurance industry (100+ customers, with 75 leading insurers, globally)

Target

Crossing $200M by 2015, organically and through acquisitions

Thank You

Insurance IT Challenges – And How Sapiens is Fit to Help

Osnat Segev-Harel, CMO

Insurance industry study reveals how people select their plans

Written by: Julie Campbell | Written on: March 2, 2013 | Comments 0 Add One



Research has revealed new insight into how the choices are made regarding the policies that are purchased.

Policymakers in the insurance industry are always tweaking and altering the plans that are available in order to help to make them more appealing for people to purchase, without providing an option that will be overly costly to the company when compared to the revenue it generates.

תעשיית ביטוח החיים באירופה: ירידה של 6.6% בהכנסה מפרמיות

חוזי הביטוח הפרטיים מהווים 70% מחוזי הביטוח ברחבי אירופה | בנקאשורנס הוא מקור ההכנסה העיקרי מפרמיות ביטוח החיים לפרט | מחקר שפרסם איגוד חברות הביטוח האירופאי מציג תמונת מצב ביטוחית

תגיות: חברות ביטוח, איגוד חברות הביטוח, חיתום, שחקנים ומוצרים, ברוקרים

מאת: אורי שלזינגר |
08:35 03/03/2013

סך כל ההכנסות הנומינאליות מפרמיות ביטוחי החיים באירופה הסתכמו בשנת 2011 ב-618 מיליארד אירו (לא כולל ליכטנשטיין), ירידה של 6.6% בהכנסה מפרמיות בהשוואה לשנה הקודמת. נתונים אלו עולים ממחקר: The European Life Insurance Market in 2011 אותו פרסם איגוד חברות הביטוח האירופי.

ארבעת שוקי ביטוח החיים הגדולים באירופה הם בריטניה, צרפת, גרמניה ואיטליה, אשר יוצרים כ-70% מההכנסות מפרמיות החיים בכלל יבשת אירופה. למעט בריטניה, בה נותרו ההכנסות מפרמיות זהות לאלו שנרשמו בשנה הקודמת, ניכרת ירידה בהכנסה מפרמיות החיים בשנה זו, בהשוואה לשנה הקודמת באיטליה (18%); בצרפת (13%) ובגרמניה (5%). הירידה בהכנסות מעסקאות חיים חדשות, בעיקר בחוזי ביטוח לפרט, משקפת את חוסר הוודאות מצד הלקוחות הנוגעת למשבר הפיננסי באירופה. התנאים הכלכליים הובילו לכך שבתי האב פונים להשקעות המתמקדות במוצרי חיסכון לטווח קצר יותר, אלו המוצעים

Report: Insurers Must Adapt to Changing Landscape, Not Wait for Improvement

This chan

BY PHIL GUSMAN, PROPERTYCASUALTY360.COM
February 26, 2013 • Reprints

124



With economic, interest-rate and competitive challenges expected to persist through 2013, the title of Conning Research and Consulting's latest report aptly sums up the firm's recipe for insurance-industry success in a year marked by numerous headwinds: "Nothing to Be Gained by Waiting for Things to Get Better."

The report's theme is reinforced perhaps most clearly when Conning discusses the investment landscape for insurers.

"Continued low interest rates will drive investment yields and investment income lower. Companies will be increasingly compelled to find a way to move forward, no longer willing or able to wait for an improving interest rate environment," the report states.

The next frontier

401(k) plans present a wealth of opportunities for advisers

By Darla Mercado
Mar 3, 2013 @ 12:01 am (Updated 7:53 pm) EST

Print | E-mail | Order Reprints

1 Shares



James Yang

Retirement plans, particularly those at small businesses, are the next frontier for financial advisers — as long as they can find the best way to serve employers and their workers.

Defined-contribution plans are booming as plan sponsors abandon traditional defined-benefit pensions and shift the burden of saving for retirement onto employees. Indeed, assets in 401(k)

Top 5 Business Priorities



Increasing enterprise growth



Attracting and retaining new customers



Increasing productivity



Reducing enterprise costs



Creating new products and services (innovation)

2012 Gartner CIO Survey (Insurance only)

Gartner

Challenges of the CIO


COST
COST

Introduce cost-cutting thru IT



Support the customer in the center



Present ways to compete in a global market



Respond to regulatory requirements to comply



Supporting cross-organization initiatives (M&A)

Innovate


GET YOUR CAPTAIN'S LICENSE
VS
Old School
New Age

Go Mobile



HOST AND PROVIDER
Mobile Device Management
Mobile Security
Application Management
ENTERPRISE

Go Global



SAPIENS

Get Together



Stay Compliant



Dodd-Frank

Retail Distribution Review

Solvency II

MISMO

IFRS

Anti-money-laundering

Go BPO



What Insurers Are Doing?



Transforming
13%
18%
17%
20%
Growing
44%
46%
51%
51%
Sustaining
39%
33%
28%
24%
Surviving
4%
3%
4%
5%
0%
10%
20%
30%
40%
50%
60%
2010
2011
2012
2013
Source: SMA Research, Insurance Ecosystem 2010, 2011, 2012, 2013

SAPIENS

IT Spending by Territory


Millions of Dollars
250,000
200,000
150,000
100,000
50,000
0
2010
2011
2012
2013
2014
2015
Western Europe
North America
Middle East and Africa
Latin America
Japan
Eastern Europe
Asia/Pacific

Source: Gartner (March 2012)

SAPIENS

Thank You

Osnat Segev-Harel, CMO
osnat.segevharel@sapiens.com

Business Decision Management

Steve McNickle, VP, DECISION Business Development

DECISION

MaD   Make a Difference

3 of the top 5!



SUCCESS
90%
52%
FAILURE

The Bottom Line

Executive Perspectives Blog

Insights on Housing Finance



Technology Transforming the Secondary Market

By SVP and Chief Information Officer Rob Lux on Mon, Mar 4, 2013

It only took Freddie Mac 17 business days to write, test, and deploy the 100+ rule changes comprising our Hurricane Sandy disaster relief policies for the systems lenders use to sell and service Freddie Mac mortgages. That is about 90 percent less time than it took to operationalize policy changes following disasters like Hurricane Katrina or the 2012 New England floods.

The upshot? Faster turnaround times at Freddie Mac equate to more quickly providing relief to borrowers whose homes were damaged by last year's super storm. This also enabled originators to maintain pricing and fund mortgages for homebuyers and refinancing borrowers whose closings were abruptly put on hold by Hurricane Sandy.

Complex, Continually Changing Environment



Competition
Regulations
Market Conditions
Manually capture the decision
convert
Requirement Document for IT
convert
Do the rules adhere to the original decision??
Operational Systems
deployment
RULES

Do we all see things the same?



Challenges



Ambiguous,
incomplete requirements



Poor Analysis,
verification & tracking


RISK

Extended timelines
Increase Business risk

POOR GOVERNANCE

SAPIENS

Our Unique Approach to Success


Methodology
The Decision Methodology
Experience
SAPIENS
Essential
For
Success
Focused Application
DECISION

Methodology - TDM





Extract the Business Logic from the Process

SAPIENS

The Decision Model Methodology

Traditional Business Definition: If A and B or C then do D

Is it

"If A and (B or C) then do D"? OR….

"If (A and B) or C then do D"?


Policy Renewal Method
Policy Pricing Within Bounds
Policy Underwriting Risk
Manual Underwriting Indicator

	Conditions						Conclusion	
Pattern	Policy Underwriting Risk		Policy Pricing Within Bounds		Manual Underwriting Indicator		Policy Renewal Method	
1	Is	Unacceptable					Is	Manual Renewal Process
2			Is	No			Is	Manual Renewal Process
3					Is	On	Is	Manual Renewal Process
4	Is	Acceptable	Is	Yes	Is	Off	Is	Automatic Renewal Process

Replace ambiguous narrative with intuitive graphics/tables

DECISION provides Governance & Control

Legal & Business Changes



Regulations



Operational Complexity



"Sticky"

Formalize, Streamline, Capture, Normalize, Validate, Govern Decision Logic



Decision Management Competency Centre

with ***DECISION***



Automatic Logic 'Code' Creation

"Sustained"

Operational Environments



SAPIENS

DECISION Provides Cost Savings



With DECISION
Without DECISION
Impact Analysis
Business Req capture
Business req signoff
IT design
IT implement
User Acceptance test
Deployment
Time to complete a task
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%

SAPIENS

DECISION Transforms the Organization

Case Study: A business division in a large financial institute



$75M Spend
Generating
$150M Benefit

Transforms to..

$30M Spend
Generating
$240M Benefit

DECISION is Making the Difference!

SAPIENS

Focused Market Approach

- Started with Mortgage
- Gained traction in banking
- Now expanding to other financial services segments
  - FSS are risk-averse operating in complex environments



Target Vertical Markets
Banking (Current Vertical)
Insurance (next vertical)
Mortgage
Retail
Investment
Life & Annuity
P&C
DECISION

Summary

- DECISION is proven to "Make A Difference"
  - ***To Customers***
    - Significant business and operational benefits
    - Significant brand and customer relationship protection
  - ***To Sapiens and its Partners***
    - High value business and product differentiation
    - Strong growth engine
    - 'Viral' across the target organization

Thank You

Finance

Roni Giladi, CFO

Revenue Trend



140
120
100
80
60
40
20
0
52
70
114
135
2010
Actual
2011
Actual
Pro forma - $97m
2012
Actual
2013
Guidance

(USD Millions)

SAPIENS

Revenue Growth


25% <X< 35%
-5% <X< 5%
11
13
11
15
11
17
11
19
10
21
Q4/2011
Q1/2012
Q2/2012
Q3/2012
Q4/2012

		→	
Growth Engines	54%		67%
Legacy Products	46%		33%

(USD Millions)

SAPIENS

Typical Deal Structure

Market	Insurance		Financial Services
Product	**L&A**	**P&C**	**DECISION**
Deal Size	$6-$12m	$4-$6m	$2-5m
Average Delivery Time	12-24 months	12-18 months	4-12 months
License VS. Services	1 : 5	1 : 3	1 : 0.75
Maintenance	18% – 22% of license		

Recurring Business Model


30% Business from New Customers
Revenue from new customers initial projects (first 2 years)
70% Repeatable Business from Existing Customers
Revenue from recurring maintenance, backlog and ongoing services

Non-GAAP Profit Trend



4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
-
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09
Q1-10
Q2-10
Q3-10
Q4-10
Q1-11
Q2-11
Q3-11
Q4-11
Q1-12
Q2-12
Q3-12
Q4-12
Quarterly



16
14
12
10
8
6
4
2
0
3.4
6.5
8.3
9.2
15.2
2008
2009
2010
2011
2012
Yearly

(USD Millions)

SAPIENS

We are Growing

Profit and Loss - Non GAAP Results

	Q4		Full Year	
	2012	2011	2012	2011
Revenue	31.1	24.8	114.2	70.3
Gross Profit	13.5	11	52.3	35.3
	43.4%	*44.4%*	*45.8%*	*50.2%*
Operational Profit	4.00	2.60	15.20	9.20
	12.9%	*10.5%*	*13.3%*	*13.1%*
Net Income	3.7	2.8	14.70	9.40
	11.9%	*11.3%*	*12.9%*	*13.4%*
Diluted EPS	**0.09**	**0.07**	**0.35**	**0.30**

(in USD Million)

Solid Balance Sheet

	December 31	
	2012	2011
Cash	29.0	21.5
Account Receivable	16.3	14.5
Deferred Revenue	7.3	9.6
Debt	0	0
Total Equity	118.4	110.2
Current Ratio	*159%*	*124%*
Equity Ratio	*73%*	*72%*

(in USD Million)

Strong Free Cash Flow

	December 31	
	2012	2011
Net cash provided by operating activities	18.8	8.4
Net cash used in investing activities	(4.9)	(2.5)
Net cash provided by financing activities	(5.9)	0
Effect of exchange rate changes on cash	(0.4)	(0.6)
Increase in cash	7.5	5.3
Cash at beginning of year	21.5	16.2
Cash at end of year	***29.0***	***21.5***

(in USD Million)

Ownership Structure (03/2013)

- Increase in publicly-owned shares and initial holdings by American institutions
- Named to **Russell 3000** Index
- Named to **BlueTech-50** index
- Significant increase in average daily trade volume (from 2000 to an excess of 110,000)
- File Shelf Registration


Public & Other
35.7%
KCPS
7.7%
As of
03/2013
Formula Systems
56.6%

- NASDAQ, TASE ("SPNS")
- Total Share – 38,679,805 shares
  Nov. 2012: Company Buy Back – (2,000,000)
- Total Warrants – 1,000,000
- Total Stock Options – 3,800,000

Investment Highlights

Market	Huge
Solutions	Comprehensive solution suites
Customers	Global customer base
Geographies	Spread across the “western world”
Business	Revenue – 2013 guidance $135M Growth – 20% Profitability – 25 consecutive quarters Visibility – Repeatable revenue model Financial position – Strong balance sheet, no debt Risk – Spread over products, customers, and geographies

Thank You

Roni Giladi, CFO
Phone: +972-8-9382721
e-Mail: IR.sapiens@sapiens.com
Website www.sapiens.com

SAPIENS